SECURITIES ... ON
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08031522

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 21 2008
DIVISION OF MARKET REGULATION

BB 11/7

SEC FILE NUMBER
8-32139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual of America Life Insurance Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
NOV 14 2008 E
THOMSON REUTERS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

Consolidated Statutory Financial Statements

For The Years Ended December 31, 2007, 2006 and 2005

Together With Report of Independent Registered Public Accounting Firm

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mutual of America Life Insurance Company:

We have audited the accompanying consolidated statutory statements of financial condition of Mutual of America Life Insurance Company and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statutory statements of operations and surplus, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Notes 1 and 9 to the consolidated statutory financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the State of New York Insurance Department, which practices differ from U.S. generally accepted accounting principles. The effects on the financial statements of the variances between the statutory accounting practices and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Mutual of America Life Insurance Company and subsidiaries as of December 31, 2007 and 2006, or the results of their operations or their cash flows for each of the years in the three-year period ended December 31, 2007.

Also, in our opinion, the consolidated statutory financial statements referred to above present fairly, in all material respects, the financial position of Mutual of America Life Insurance Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department.

KPMG LLP

New York, New York
March 13, 2008

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

CONSOLIDATED STATUTORY STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
General account assets		
Bonds and notes	$ 5,514,712,662	$ 5,365,208,600
Common stocks	325,383,364	401,021,320
Preferred stocks	7,163,291	7,163,291
Cash and short-term investments	66,065,250	113,227,966
Guaranteed funds transferable	51,774,996	57,842,486
Mortgage loans	3,075,715	3,443,152
Real estate	275,379,579	283,833,261
Policy loans	102,131,750	98,149,710
Other invested assets	--	100,000
Investment income accrued	64,443,572	64,812,672
Deferred federal income taxes	13,698,384	7,435,380
Other assets	17,466,112	16,655,756
Total general account assets	6,441,294,675	6,418,893,594
Separate account assets	6,579,989,606	6,022,771,815
TOTAL ASSETS	$13,021,284,281	$12,441,665,409
LIABILITIES AND SURPLUS		
General account liabilities		
Insurance and annuity reserves	$ 5,331,500,245	$ 5,277,917,812
Other contract holders liabilities and reserves	8,409,051	9,506,267
Interest maintenance reserve	82,413,954	112,197,112
Other liabilities	102,944,018	112,754,453
Total general account liabilities before asset valuation reserve	5,525,267,268	5,512,375,644
Separate account reserves and other liabilities	6,579,989,606	6,022,771,815
Total liabilities before asset valuation reserve	12,105,256,874	11,535,147,459
Asset valuation reserve	84,517,716	94,579,695
Total liabilities	12,189,774,590	11,629,727,154
SURPLUS		
Assigned surplus	1,150,000	1,150,000
Unassigned surplus	830,359,691	810,788,255
Total surplus	831,509,691	811,938,255
TOTAL LIABILITIES AND SURPLUS	$13,021,284,281	$12,441,665,409

See accompanying notes to consolidated statutory financial statements.

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

CONSOLIDATED STATUTORY STATEMENTS OF OPERATIONS AND SURPLUS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
INCOME			
Premium and annuity considerations	$ 1,388,429,818	$ 1,267,341,384	$ 1,151,984,261
Life and disability insurance premiums	16,939,229	17,442,717	18,419,557
Total considerations and premiums	1,405,369,047	1,284,784,101	1,170,403,818
Separate account investment and administrative fees	50,479,843	45,150,817	45,118,245
Net investment income	350,264,388	367,625,786	508,724,155
Other, net	4,121,750	4,298,318	2,843,312
Total income	1,810,235,028	1,701,859,022	1,727,089,530
DEDUCTIONS			
Change in insurance and annuity reserves	184,126,912	95,459,771	133,508,240
Annuity and surrender benefits	1,431,164,803	1,391,263,161	1,235,468,526
Death and disability benefits	12,811,980	12,069,162	14,171,244
Operating expenses	196,653,808	188,642,245	213,296,134
Total deductions	1,824,757,503	1,687,434,339	1,596,444,144
Net (loss) gain before dividends	(14,522,475)	14,424,683	130,645,386
Dividends to contractholders and policyholders	(1,310,925)	(202,507)	(179,428)
Net (loss) gain from operations	(15,833,400)	14,222,176	130,465,958
Federal income tax benefit (expense)	1,298,641	(284,673)	836,776
Net realized capital gains (losses)	22,069,673	3,221,587	(14,081,896)
Net income	7,534,914	17,159,090	117,220,838
SURPLUS TRANSACTIONS			
Change in:			
Asset valuation reserve	10,061,979	(18,823,645)	95,725
Unrealized capital (losses) gains, net	(14,768,472)	29,230,913	32,151,236
Non-admitted assets and other, net	11,503,665	(7,614,061)	(9,936,061)
Net deferred income tax asset	5,255,250	(7,007,630)	(14,419,859)
Change in reserve valuation basis	(15,900)	(2,834,816)	--
Net change in surplus	19,571,436	10,109,851	125,111,879
SURPLUS			
Beginning of year	811,938,255	801,828,404	676,716,525
End of year	$ 831,509,691	$ 811,938,255	$ 801,828,404

See accompanying notes to consolidated statutory financial statements.

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

CONSOLIDATED STATUTORY STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

CASH FLOWS FROM OPERATIONS	2007	2006	2005
Premium and other income collected	$ 1,404,842,627	$ 1,288,295,823	$ 1,174,826,067
Net investment income	301,076,274	305,633,464	502,853,802
Separate account investment and administrative fees	54,400,315	46,828,146	42,291,188
Benefit payments	(1,476,687,659)	(1,439,729,961)	(1,316,499,483)
Net transfers from (to) separate accounts	(67,386,237)	4,871,958	(24,350,648)
Investment and operating expenses paid	(197,366,380)	(179,111,987)	(179,008,119)
Dividends paid to policyholders	(336,977)	(91,613)	(101,234)
Net cash from operations	18,541,963	26,695,830	200,011,573
CASH FLOWS FROM INVESTMENTS			
Proceeds from investments sold, matured or repaid:			
Bonds	1,619,533,733	1,143,390,971	1,422,505,675
Common stock	302,576,844	142,073,862	497,647,525
Mortgage loans	367,437	338,373	5,718,855
Other invested assets	6,167,490	10,649,394	196,811,826
Other	(6,923,390)	1,000,815	11,609,890
Total	1,921,722,114	1,297,453,415	2,134,293,771
Cost of investments acquired:			
Bonds	(1,732,575,972)	(955,243,573)	(1,438,141,942)
Common stock	(189,319,590)	(146,740,728)	(441,621,560)
Real estate	(415,396)	(6,966,416)	(7,128,735)
Other invested assets	--	--	(191,906,021)
Other	228,655	38,463	--
Total	(1,922,082,303)	(1,108,912,254)	(2,078,798,258)
Net change in policy loans	(3,982,594)	(2,384,070)	3,574,626
Net cash from investments	(4,342,783)	186,157,091	59,070,139
CASH FLOWS FROM FINANCING AND OTHER SOURCES:			
Net withdrawals on deposit-type contracts	(67,663,046)	(138,885,389)	(277,605,332)
Other cash applied	6,301,150	16,930,994	12,772,067
Net cash applied from financing and others sources	(61,361,896)	(121,954,395)	(264,833,265)
Net change in cash, cash equivalents and short term investments	(47,162,716)	90,898,526	(5,751,553)
Cash, cash equivalents and short term investments:			
Beginning of year	113,227,966	22,329,440	28,080,993
End of year	$ 66,065,250	$ 113,227,966	$ 22,329,440

See accompanying notes to consolidated statutory financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying financial statements include the consolidated accounts of Mutual of America Life Insurance Company ("Mutual of America") and its wholly owned subsidiaries (collectively referred to as the "Company"), as permitted by the State of New York Insurance Department. Significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

Mutual of America provides retirement and employee benefit plans in the small to medium-size company market, principally to employees in the not-for-profit social health and welfare field. In recent years, the Company has expanded to include for-profit organizations in the small to medium-size company market. The insurance company in the group is licensed in all fifty states and the District of Columbia. Operations are conducted primarily through a network of regional field offices staffed by salaried consultants.

Basis of Presentation

The accompanying financial statements are presented in conformity with statutory accounting practices prescribed or permitted by the State of New York Insurance Department ("New York Department"). Such practices differ from U.S. generally accepted accounting principles ("GAAP"). The significant variances between such practices and GAAP are described in Note 9. The ability of the Company to fulfill its obligations to contractholders and policyholders is of primary concern to insurance regulatory authorities.

The National Association of Insurance Commissioners ("NAIC") has codified statutory accounting principles ("Codification"). The New York Department issued Regulation No. 172 ("Regulation No. 172"), which adopted Codification, with certain significant modifications, as the prescribed basis of accounting for its domestic insurers. Periodically, the New York Department amends Regulation No. 172 for revisions in the prescribed basis of accounting. All changes required by New York Regulation No. 172, as amended through December 31, 2007, are reflected in the accompanying consolidated statutory financial statements.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of income and deductions during the reporting period. Actual results could differ from these estimates.

Asset Valuations

Bonds, Notes and Short-Term Investments - Investment valuations are prescribed by the NAIC. Bonds, which include asset-backed and mortgage-backed investments qualifying for amortization, and notes are stated at amortized cost. Short-term investments are stated at cost, which approximates fair value, and consist of highly liquid investments with maturities of one month or less. Bond, note and short-term investment transactions are recorded on a trade date basis. The fair value of bonds and notes is based upon quoted market values provided by the NAIC when available. If quoted market prices are unavailable, fair value is provided by an independent pricing organization. Bonds where the NAIC rating has fallen to class six and the NAIC market value is below amortized cost are carried at the lowest market value assigned to the bond by the NAIC since being rated as a class six. Temporary unrealized losses related to the valuation of these non-investment grade bonds are recorded directly to unassigned surplus.

Losses that are considered to be other than temporary are recognized in net income when incurred. All bonds are subjected to the Company's quarterly review process for identifying other than temporary impairments. This impairment identification process utilizes a screening procedure that includes all bonds in default or not in good standing, as well as bonds with a fair market value that is less than 80% of its cost for a continuous six-month period. The Company writes down bonds that it deems to have an other than temporary impairment after considering a wide range of factors, including, but not limited to, the extent to which cost exceeds market value, the duration of that market decline, an analysis of the financial health and specific prospects for the issuer, the likelihood that the Company will be able to collect all amounts due according to the contractual terms of the debt security in effect at the date of acquisition, and the Company's intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. If a credit-related impairment is determined to be other than temporary, a direct write down is recorded as a realized capital loss and a new cost basis for the bond is established.

Common and Preferred Stocks – At December 31, 2007 and 2006, common stocks include $73.7 million and $157.0 million, respectively, invested in the Mutual of America Institutional Funds, a series of mutual funds for institutional investors and, $247.5 million and $239.7 million, respectively, invested in Mid-Cap and Large-Cap equity securities. The $247.5 million at December 31, 2007 consists of $119.1 million invested in actively managed Mid-Cap Growth and Mid-Cap Value equity securities and $128.4 million invested in actively managed Large-Cap equity securities. Common stocks in good standing are stated at market value. Market value is determined by reference to valuations quoted by the NAIC. Unrealized gains and losses are recorded directly to unassigned surplus.

Losses that are considered to be other than temporary are recognized in net income when incurred. All equity investments are subjected to the Company's quarterly review process for identifying other than temporary impairments. This impairment identification process utilizes a screening procedure that includes all common stock issuers not in good standing, as well as common stocks where the market value is less than 80% of its cost for a continuous six-month period. The Company writes down common stocks that it deems to have an other than temporary impairment after considering a wide range of factors, including, but not limited to, the extent to which cost exceeds market value, the duration of that market decline, an analysis of the financial health and specific prospects for the issuer and the Company's intent and ability to retain its investment for a period of time sufficient to allow for any anticipated recovery in fair value. The Company also considers other qualitative and quantitative factors in its evaluation of other than temporary impairments. Preferred stock is carried at cost.

Guaranteed Funds Transferable - Guaranteed funds transferable consists of funds held with a former reinsurer and is stated at the total principal amount of future guaranteed transfers to Mutual of America. At December 31, 2006 a $1.5 million unrealized loss was recorded as a direct reduction to unassigned surplus. No additional losses were recorded on this investment during 2007 and 2005.

Other Invested Assets - Other invested assets consisted of an investment in a limited partnership. During 2007, the Company disposed of its interest in the limited partnership. At December 31, 2006 the Company recorded an other than temporary impairment loss of approximately $3.5 million, which includes the recognition of a $1.1 million unrealized loss established in prior years, and established a new cost basis for this investment. This loss is included as a component of net realized capital gains in 2006 in the accompanying consolidated statutory statements of operations and surplus. No losses were recorded on this investment in 2005.

Mortgage Loans - Mortgage loans are carried at amortized indebtedness. Impairments of individual loans that are considered other than temporary are recognized in net income when incurred. There were no impairment losses incurred during 2007, 2006 and 2005.

Real Estate - Real estate, which is classified as Company-occupied property, is carried at cost, including capital improvements, net of accumulated depreciation of $114.9 million, $106.3 million and $97.7 million at December 31, 2007, 2006 and 2005, respectively, and is depreciated on a straight-line basis over 39

years. Tenant improvements on real estate investments are depreciated over the shorter of the lease term or the estimated life of the improvement.

Policy Loans - Policy loans are stated at the unpaid principal balance of the loan.

Other Assets - Certain other assets, such as net deferred income tax assets not expected to be realized within one year, furniture and fixtures and prepaid expenses, are considered "non-admitted assets" and excluded from the consolidated statutory statements of financial condition.

Insurance and Annuity Reserves

Reserves for annuity contracts are computed on the net single premium method and represent the estimated present value of future retirement benefits. These reserves, which were $1.0 billion at both December 31, 2007 and 2006, are based on mortality and interest rate assumptions (ranging predominately from 5.00% to 7.50%), which meet or exceed statutory requirements and are not subject to discretionary withdrawal.

Reserves for contractual funds not yet used for the purchase of annuities are accumulated at various credited interest rates, which, during 2007 and 2006, averaged 3.96% and 3.69%, respectively, and are deemed sufficient to provide for contractual surrender values for these funds. These reserves, which were $3.9 billion and $3.7 billion at December 31, 2007 and 2006, respectively are subject to discretionary withdrawal at book value.

Reserves for guaranteed investment contracts, which were $.3 billion at December 31, 2007 and 2006, are accumulated at various guaranteed interest rates, which during 2007 and 2006 averaged 7.09% and 5.84%, respectively, and meet statutory requirements. Reserves for life and disability insurance are based on mortality, morbidity and interest rate assumptions which meet statutory requirements.

Interest Maintenance and Asset Valuation Reserves

Realized gains and losses, net of applicable taxes, arising from changes in interest rates are accumulated in the Interest Maintenance Reserve ("IMR") and are amortized into net investment income over the estimated remaining life of the investment sold. All other realized gains and losses are reported in the consolidated statements of operations.

An Asset Valuation Reserve ("AVR") applying to the specific risk characteristics of all invested asset categories excluding cash, policy loans and investment income accrued has been established based on a statutory formula. Realized and unrealized gains and losses arising from changes in the creditworthiness of the issuer are included in the appropriate subcomponent of the AVR. Changes in the AVR are recorded directly to unassigned surplus.

Separate Account Operations

Variable annuity considerations and certain variable life insurance premiums may be allocated at participants' discretion among investment funds in Separate Accounts. Separate Account funds invest in mutual funds, including funds managed by Mutual of America Capital Management Corporation, a wholly owned subsidiary (the "Adviser"), and other funds managed by outside investment advisors. All net realized and unrealized capital gains in the Separate Accounts, which reflect investment performance of the mutual funds in which they invest, accrue directly to participants (net of administrative and other Separate Account charges) and are not reflected in the Company's consolidated statutory statements of operations. Certain administrative and other charges are assessed as a percentage of Separate Account assets and vary based upon the average size of the participant's equity in the Separate Accounts and the level of administrative services provided. In 2007, 2006 and 2005, such charges were equal to approximately .79%, .79% and .88%, respectively of total average Separate Account assets. Separate Account charges and investment advisory fees paid to the Adviser are included in the consolidated statutory statement of operations. Investments held in the Separate Accounts are stated at market value.

Participants' corresponding equity in the Separate Accounts is reported as liabilities in the accompanying statements. Premiums and benefits related to the Separate Accounts are combined with the General Account in the accompanying statements. Net operating gains and losses are offset by changes to reserve liabilities in the respective Separate Accounts. These reserves, which were approximately $6.6 billion and $6.0 billion at December 31, 2007 and 2006, respectively, are subject to discretionary withdrawal at market value.

Premiums and Annuity Considerations

Insurance premiums and annuity considerations derived from defined contribution plans are recognized as income when due. Voluntary savings-type and defined benefit considerations and other deposits are recognized as income when received. Group life and disability insurance premiums are recognized as income over the contract period.

Investment Income and Expenses

General Account investment income is reported as earned and is presented net of related investment expenses. Operating expenses, including acquisition costs for new business, are charged to operations as incurred.

Dividends

Dividends are based on formulas and scales approved by the Board of Directors and are accrued currently for payment subsequent to plan anniversary dates.

Certain prior year amounts amounts included in the accompanying consolidated statutory financial statements have been reclassified to conform to the 2007 presentation.

2. INVESTMENTS

Valuation

The statement values and NAIC market values of investments in fixed maturity securities (bonds and notes) at December 31, 2007 and 2006 are shown below. Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentration of credit risk.

December 31, 2007 (in millions)	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	NAIC Market Value
Fixed maturities:				
Mortgage- and asset-backed securities:				
Residential mortgage-backed securities	$ 2,343.5	$ 20.0	$ 17.3	$ 2,346.2
Commercial mortgage-backed securities	16.3	.4	--	16.6
Other asset-backed securities	22.6	--	.3	22.4
Total	$ 2,382.4	$ 20.4	$ 17.6	$ 2,385.2
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	280.4	4.8	.6	284.6
Obligations of states and political subdivisions	17.5	2.8	--	20.3
Debt securities issued by foreign governments	36.7	2.6	--	39.3
Corporate securities	2,844.1	37.3	41.1	2,840.3
Total	$ 5,561.1	$ 67.9	$ 59.3	$ 5,569.7

December 31, 2006 (In millions)	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	NAIC Market Value
Fixed maturities:				
Mortgage- and asset-backed securities:				
Residential mortgage-backed securities	$ 2,374.7	$ 7.0	$ 41.1	$ 2,340.6
Commercial mortgage-backed securities	29.6	.4	--	30.0
Other asset-backed securities	83.0	.1	.6	82.5
Total	$ 2,487.3	$ 7.5	$ 41.7	$ 2,453.1
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	635.4	2.5	9.8	628.1
Obligations of states and political subdivisions	16.3	2.4	--	18.7
Debt securities issued by foreign governments	38.6	1.4	--	40.0
Corporate securities	2,291.3	31.9	33.8	2,289.4
Total	$ 5,468.9	$ 45.7	$ 85.3	$ 5,429.3

The Company does not have any exposure to sub-prime mortgage loans, either through direct investment in such loans or through investments in residential mortgage-backed securities, collateralized debt obligations or other similar investment vehicles. The Company does have investments in publicly traded bonds and common stock of financial institutions. These financial institutions may have investments with subprime exposure. The book value of the Company's bond and common stock investments in financial institutions totaled $257.3 million and $18.3 million, respectively, at December 31, 2007 and market values of these securities at December 31, 2007 were $244.8 million and $14.9 million, respectively.

Short-term fixed maturity securities with a statement value and NAIC market value of $46.4 million and $103.7 million at December 31, 2007 and 2006, respectively, are included in the above tables. At both December 31, 2007 and 2006, the Company had $3.3 million and $3.0 million (par value $3.3 million and $3.0 million, respectively) of its long-term fixed maturity securities on deposit with various state regulatory agencies.

At December 31, 2007 and 2006, net unrealized appreciation (depreciation) reflected in surplus consisted of the following:

December 31 (in millions)	2007	2006	Change	2006	2005	Change
Equity securities (common and preferred stock)	$ 9.7	$ 24.5	$ (14.8)	$ 24.5	$ (5.2)	$ 29.7
Bonds and notes	--	--	--	--	--	--
Guaranteed funds transferable	(1.5)	(1.5)	--	(1.5)	(1.1)	(.4)
Net unrealized (depreciation) appreciation	$ 8.2	$ 23.0	$ (14.8)	$ 23.0	$ (6.3)	$ 29.3

The unrealized appreciation related to the Company's common equity portfolio decreased by $14.8 million and increased by $29.3 million during 2007 and 2006, respectively, as shown above. The net unrealized appreciation of $9.7 million and $24.5 million for equity securities at December 31, 2007 and 2006, respectively, consists of $32.2 million and $31.4 million of gross unrealized gains and $22.5 million and $6.4 million of gross unrealized losses, of which $8.6 million and $6.9 million of the unrealized losses is greater than twelve months old.

The following is an analysis of the fair values and gross unrealized losses by fixed maturity category and length of time the securities have been in a continuous unrealized loss position. All of these unrealized losses arise from changes in the relative level of interest rates and, if the securities were sold, the realized loss would be recorded as a component of the Interest Maintenance Reserve (IMR). The tables that follow exclude $3.1 billion and $1.7 billion at December 31, 2007 and 2006, respectively, of fixed maturity securities in an unrealized gain position.

December 31, 2007 ($ in millions)	NAIC Value (Twelve Months or Less)	Unrealized Losses (Twelve Months or Less)	Number of Issues (Twelve Months or Less)	NAIC Value (Twelve Months or Greater)	Unrealized Losses (Twelve Months or Greater)	Number of Issues (Twelve Months or Greater)
Fixed maturities:						
Mortgage- and asset-backed securities:						
Residential mortgage-backed securities	$ --	$ --	--	$ 157.2	$ 4.0	19
Commercial mortgage-backed securities	5.8	--	2	14.8	.3	4
Other asset-backed securities	--	--	--	--	--	--
Total	$ 5.8	$ --	2	$ 172.0	$ 4.3	23
U.S. Treasury securities and obligations of U. S. Government corporations and Agencies	153.6	.4	13	681.4	13.0	87
Obligations of states and political subdivisions	--	--	--	49.1	.6	8
Corporate Securities	455.4	14.5	26	927.7	26.6	82
Total	$ 614.8	$ 14.9	41	$ 1,830.2	$ 44.5	200

December 31, 2006 ($ in millions)	NAIC Value (Twelve Months or Less)	Unrealized Losses (Twelve Months or Less)	Number of Issues (Twelve Months or Less)	NAIC Value (Twelve Months or Greater)	Unrealized Losses (Twelve Months or Greater)	Number of Issues (Twelve Months or Greater)
Fixed maturities:						
Mortgage- and asset-backed securities:						
Residential mortgage-backed securities	$ 93.6	$ .7	11	$ 493.9	$ 12.5	50
Commercial mortgage-backed securities	43.7	.2	9	21.2	.4	3
Other asset-backed securities	1.8	--	2	--	--	--
Total	$ 139.1	$ .9	22	$ 515.1	$ 12.9	53
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	179.0	.8	27	940.4	27.0	104
Obligations of states and political subdivisions	157.6	.7	7	336.1	9.2	31
Corporate Securities	583.9	10.3	43	846.2	23.5	87
Total	$ 1,059.6	$ 12.7	99	$ 2,637.8	$ 72.6	275

Net realized capital gains (losses) reflected in the statements of operations for the years ended December 31, 2007, 2006 and 2005, were as follows:

December 31 (in millions)	2007	2006	2005
Bonds and notes	$ --	$ .1	$ (12.8)
Equity securities (common and preferred stock)	22.1	6.6	(1.3)
Other invested assets	--	(3.5)	--
Net realized capital gains (losses)	$ 22.1	$ 3.2	$ (14.1)

The $22.1 million of net realized capital gains in 2007 related to equity securities includes approximately $1.2 million of gain related to the partial sale of Mutual of America's seed money investment in the Mutual of America Institutional funds and $22.7 million of gain related to its actively managed Large-Cap and Mid-Cap portfolios. The 2007 net realized capital gain amount for equity securities also includes $1.8 million of other than temporary impairment losses related to the Company's investments in certain Large-Cap and Mid-Cap securities and one of its seed money investments in the Mutual of America Institutional Funds.

The $6.6 million of realized capital gains in 2006 related to equity securities includes approximately $8.8 million of gain resulting primarily from the sale of that portion of the Company's common stock portfolio that mirrored the S&P 500 index to a portfolio that is now invested in actively managed Large-Cap stocks. The 2006 net realized capital gain amount for equity securities also includes other than temporary impairment losses of $2.2 million, primarily related to the Company's investment in one of the Mutual of America Institutional Funds. The 2006 net loss for other invested assets consists of an other than temporary impairment loss related to a limited partnership investment.

The 2005 net realized capital losses related to bonds and notes shown above arose primarily from the sale of previously defaulted securities during the year. Since the majority of the 2005 realized capital losses from bonds had previously been recorded as unrealized losses in surplus, there was no negative impact on the Company's surplus as a result of this activity. The $1.3 million of net realized capital losses in 2005 related to equity securities includes $16.7 million of losses resulting primarily from a planned change in the composition of the Company's common stock investments from a portfolio based solely on replicating the S&P 500 index to a portfolio that now consists of approximately $100.3 million invested in actively managed Mid-Cap Growth and Mid-Cap Value stocks and $109.4 million invested in a portfolio that mirrors the S&P 500 index. The 2005 net loss also includes $15.4 million of realized capital gains resulting from the sale of 3,535,949 million shares of Manulife Financial Corporation during the fourth quarter as discussed in Note 3. No other than temporary impairment losses were recognized in 2005.

Maturities

The statement values and NAIC market values of investments in fixed maturity securities by contractual maturity (except for mortgage-backed securities, which are stated at expected maturity) at December 31, 2007, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

December 31, 2007 (in millions)	Statement Value	NAIC Market Value
Due in one year or less	$ 639.0	$ 638.2
Due after one year through five years	1,771.3	1,770.5
Due after five years through ten years	1,434.9	1,437.2
Due after ten years	1,669.5	1,677.4
Total	$ 5,514.7	$ 5,523.3

Realized Investment Gains - Fixed Maturity Securities

Sales of investments in fixed maturity securities resulted in $23.3 million, $3.8 million and $9.3 million of net losses being accumulated in the IMR in 2007, 2006 and 2005, respectively, as follows:

December 31 (in millions)	2007	2006	2005
Fixed maturity securities			
Proceeds	$ 1,635.9	$ 1,148.8	$ 1,433.4
Gross realized gains	1.9	3.4	2.8
Gross realized losses	(25.2)	(7.2)	(12.1)

Such amounts will be amortized into net investment income over the estimated remaining life of the investment sold. During 2007, 2006 and 2005, $6.5 million, $13.3 million and $19.3 million, respectively, of the IMR was amortized and included in net investment income.

Sales of investments in equity securities resulted in $22.1 million, and $8.8 million of net gains and $1.3 million of net losses in 2007, 2006 and 2005, respectively, being recognized in net income as follows:

December 31 (in millions)	2007	2006	2005
Equity securities			
Proceeds	$ 267.6	$ 145.3	$ 492.2
Gross realized gains	26.3	8.9	46.7
Gross realized losses	(4.2)	(.1)	(48.0)

3. GUARANTEED FUNDS TRANSFERABLE

In 1980, Mutual of America terminated a reinsurance arrangement and assumed direct ownership of funds held by John Hancock Mutual Life Insurance Company ("Hancock"), the former reinsurer, and direct liability for the contractual obligations to policyholders. The liability to such policyholders is included as insurance and annuity reserves in the consolidated statutory statements of financial

condition. The principal amount of the funds held by the former reinsurer is guaranteed to earn at least 3.125% per year.

The guaranteed funds are transferable to Mutual of America over time and are stated at the total principal amount of future guaranteed transfers to Mutual of America of $51.8 million and $57.8 million at December 31, 2007 and 2006, respectively. The actual interest and other allocated investment earnings, related to this contract amounted to $3.2 million, $28.9 million and $171.7 million in 2007, 2006 and 2005, respectively, and are included in net investment income. The 2006 amount includes $25.0 million recognized as a result of a decrease in the entire deferred income liability during the year.

During 2005, the Company was involved in a lawsuit against Hancock, seeking consideration distributed upon Hancock's reorganization as a stock life insurer in 2000. On September 26, 2005, the Court issued a final order declaring that Mutual of America was eligible to receive financial consideration in conjunction with Hancock's reorganization. Such financial consideration consisted of 3,535,949 common shares of Manulife Financial Corporation (parent company of Hancock) and cash dividends accumulated on the stock since 2000, that had been held in trust pending the Court's final decision. Net investment income in 2005 includes a special one-time dividend of approximately $166.9 million, net of a deferred income liability. All of these shares were sold during the fourth quarter of 2005, resulting in $15.4 million of realized capital gains.

4. REAL ESTATE

Real estate consists primarily of an office building that Mutual of America purchased for its corporate headquarters. The Company occupies approximately one-third of this office building as its corporate headquarters and leases the remaining space. Depreciation expense was $7.4 million and $7.5 million in 2007 and 2006, respectively.

5. PENSION PLAN AND POSTRETIREMENT BENEFITS

Pension Benefit and Other Benefit Plans

The Company has a qualified, non-contributory defined benefit pension plan covering virtually all employees. Benefits are generally based on years of service and final average salary. The Company's funding policy is to contribute annually, at a minimum, the amount necessary to satisfy the funding requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company also maintains two non-qualified defined benefit pension plans. The first provides benefits to employees whose total compensation exceeds the maximum allowable compensation limits for qualified retirement plans under ERISA. The second provides benefits to non-employee members of the Board of Directors.

The Company has two defined benefit postretirement plans covering substantially all salaried employees. Employees may become eligible for such benefits upon attainment of retirement age while in the employ of the Company and upon satisfaction of service requirements. One plan provides medical and dental benefits and the second plan provides life insurance benefits. The postretirement plans are contributory for those individuals who retire with less than 20 years of eligible service; with retiree contributions adjusted annually and contain other cost-sharing features, such as deductibles and coinsurance. All benefit plans are underwritten by Mutual of America.

The components of net periodic benefit costs as calculated in the January 1, 2007 and 2006 plan valuations are as follows:

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Service cost	$ 10.6	$ 10.0	$ 10.1	$ 1.5	$ 1.4	$ 1.3
Interest cost on Projected Benefit Obligation (PBO)	13.2	12.0	12.6	1.2	2.3	2.1
Expected return on plan assets	(20.0)	(19.8)	(17.2)	--	--	--
Prior services costs	--	--	--	(.1)	(.2)	(.1)
Amortization of unrecognized net loss (gain)	8.7	9.2	10.2	(2.6)	.8	.7
Settlement (gain) loss	--	(.3)	4.8	--	--	--
Net benefit expense	$ 12.5	$ 11.1	$ 20.5	$ --	$ 4.3	$ 4.0

Included in 2006 pension expense is the recognition of a $.3 million settlement gain, resulting from the level of lump-sum benefit payments made related to the non-qualified plan during the year. The changes in the projected benefit obligation and plan assets are as follows:

	Pension Benefits		Other Benefits	
December 31 (in millions)	2007	2006	2007	2006
Change in Projected Benefit Obligation (PBO)				
PBO, beginning of year	$ 222.1	$ 218.0	$ 40.0	$ 38.0
Service cost	10.6	10.0	1.5	1.4
Interest cost	13.2	12.0	1.2	2.3
Plan amendment	--	--	--	--
Change in assumptions	0.5	--	--	--
Actuarial loss (gain)	4.3	(10.2)	(20.3)	.8
Benefits and expenses paid	(11.4)	(7.7)	(1.8)	(2.5)
PBO, end of year	$ 239.3	$ 222.1	$ 20.6	$ 40.0

The actuarial gain reflected in Other Benefits reflected a change in the benefit estimate for eligible participants.

	Pension Benefits		Other Benefits	
December 31 (in millions)	2007	2006	2007	2006
Change in Plan Assets				
Plan assets, beginning of year	$ 209.2	$ 185.5	$ --	$ --
Employer contributions	--	10.0	--	--
Return on plan assets	10.0	21.4	--	--
Benefits and expenses paid	(11.4)	(7.7)	--	--
Plan assets, end of year	207.8	209.2	--	--
Plan assets (lower than) in excess of PBO	$ (31.5)	$ (12.9)	$ (20.6)	$ (40.0)

At December 31, 2007 and 2006, all of the qualified pension plan assets are invested in one of the Company's Separate Accounts and participation in certain other funds managed by outside investment advisors and consisted of approximately 80% in equity investments and 20% in fixed-income investments. For financial reporting purposes, the prepaid benefit cost at December 31, 2007 and 2006, has been classified as a non-admitted asset. The prepaid (accrued) benefit cost is as follows:

	Pension Benefits		Other Benefits	
December 31 (in millions)	2007	2006	2007	2006
Plan assets (lower than) in excess of PBO	$ (31.5)	$ (12.9)	(20.6)	$ (40.0)
Unrecognized prior service cost	4.2	5.0	(.5)	(1.4)
Unrecognized net loss from past experience different from that assumed	90.3	83.4	(2.1)	13.0
Prepaid (accrued) benefit cost, end of year	$ 63.0	$ 75.5	(23.2)	$ (28.4)

The Company funds the qualified non-contributory defined benefit pension plan in accordance with the requirements of ERISA. Plan assets at fair value for the qualified pension plan were $171.3 million and $170.7 million at December 31, 2007 and 2006, respectively. The actuarial present value of accumulated benefits for the qualified pension plan was $149.0 million and $134.5 million at December 31, 2007 and 2006, respectively.

During 2007 the Company made no contributions to the qualified plan. During 2006, the company made a $10.0 million contribution to the plan. The Company estimates that it will make a contribution of approximately $8.0 million to its defined benefit plans in 2008. Benefits expected to be paid from these plans total $25.9 million in 2008, $12.6 million in 2009, $7.6 million in 2010, $11.0 million in 2011 and $28.0 million in 2012. The aggregate benefits expected to be paid in 2013 through 2017 total approximately $140.7 million. The calculation of expected benefits is based on the same assumptions used to measure the Company's benefit obligation at December 31, 2007.

The assumptions used in determining the aggregate projected benefit obligation for pension and other benefit plans were as follows:

	Penions Benefits			Other Benefits		
Weighted average assumptions at December 31	2007	2006	2005	2007	2006	2005
Discount rate	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%
Rate of compensation increase	4.16%	4.17%	4.23%	4.00%	4.00%	4.00%
Expected return on plan assets	9.50%	9.50%	10.50%			

The weighted average discount rate, compensation rate increase and expected return on plan assets assumptions used to compute the net benefit expense for pension and other benefits were 5.75%, 4.16% and 9.50%, respectively, in 2007, 5.75%, 4.17% and 9.50%, respectively, in 2006 and 5.75%, 4.23% and 10.50%, respectively, in 2005. The Company's overall expected long-term rate of return on plan assets was determined based upon the current projected benefit payout period and the current mix of plan investments, which consists of approximately 80% in equity investments and 20% in fixed-income investments. The Company believes that this investment mix properly matches the plan's benefit obligations. The equity component of the expected long-term rate of return was determined using a combination of the actual rate of return of equities (net of inflation) and an inflation-adjusted equity rate of return (assuming an inflation rate of 4%) based upon historical 30-year rolling averages (with the most recent five years more heavily weighted).

The health care cost trend rate assumption has an effect on the amounts reported. The assumption is 6.0% for 2008 and is expected to decrease by .5% each year thereafter until 2010, at which time it will remain constant at 5.0%. For example, increasing the assumed health care cost trend rate by 1.0% each year would increase the accumulated postretirement obligation for the plan as of December 31, 2007, by $1.2 million and the aggregate of the service and interest cost components of the net periodic benefit cost for 2007 by $.2 million. Benefits expected to be paid from this plan total $2.3 million in 2008, $2.5 million in 2009, $2.7 million in 2010, $2.8 million in 2011, and $3.0 million in 2012. Aggregated benefits expected to be paid in the period 2013 through 2017 total approximately $18.6 million. The calculation of expected benefits is based on the same assumptions used to measure the Company's benefit obligation at December 31, 2007.

Savings and Other Incentive Plans

All employees may participate in a Company-sponsored savings plan under which the Company matches a portion of the employee's contributions up to 6% of salary. The Company contributed $2.9 million, $2.1 million and $2.0 million in 2007, 2006 and 2005, respectively. The Company also has a long-term performance-based incentive compensation plan for certain employees and directors. Prior to 2005, shares were granted each year and generally vested over a three-year period. The value of such shares granted prior to 2005 is based upon increases in the Company's statutory surplus and the maintenance of certain financial ratios. Commencing in 2005, no new shares have been issued under this plan and the

total value of all outstanding shares under this plan was paid out on March 12, 2008, based upon the level of statutory surplus at December 31, 2007 and totaled approximately $14.8 million. A new plan was started during 2005. Shares under this plan were granted in 2005, 2006 and 2007 and generally vest over a three-year period. The value of such shares is equal to number of shares multiplied by the current share price, which is determined by the level of total assets of the Company. Certain additional threshold financial performance measures must also be met in order to receive a payout at the end of the third year. On March 12, 2008, approximately $9.3 million was paid out related to the shares granted in 2005. The total expense incurred related to these plans was $5.5 million, $7.4 million and $17.8 million in 2007, 2006 and 2005, respectively.

6. COMMITMENTS AND CONTINGENCIES

Rental expenses approximated $23.3 million, $24.3 million and $23.1 million as of December 31, 2007, 2006 and 2005, respectively. The approximate minimum rental commitments under non-cancelable operating leases are as follows: $4.2 million in 2008; $4.1 million in 2009; $3.7 million in 2010; $3.4 million in 2011, $2.8 million in 2012 and $8.1 million in 2013 and beyond. Such leases are principally for leased office space, certain data processing equipment and furniture and communications equipment. Certain office space leases provide for adjustments relating to changes in real estate taxes and other expenses.

The Company is involved in various legal actions that have arisen in the course of the Company's business. In the opinion of management, the ultimate resolution with respect to such lawsuits, as well as other contingencies, will not have a material adverse effect on the Company's consolidated financial statements.

7. FEDERAL INCOME TAXES

Effective January 1, 1998, Mutual of America's pension business became subject to federal income tax. Mutual of America files its federal income tax return on a separate company basis. Mutual of America's non-insurance subsidiaries file a consolidated income tax return.

Regulation No. 172 requires New York domiciled insurers to adopt certain deferred income tax accounting principles as their prescribed basis of accounting. These principles require that a deferred tax asset (DTA) or deferred tax liability (DTL) be established for temporary differences between the tax and statutory reporting bases of assets and liabilities. The change in Mutual of America's DTAs and DTLs must be recorded as a separate component of gains and losses in surplus. Furthermore, Mutual of America's net DTAs can only be recorded as an admitted asset to the extent that such an amount will be realized within one year.

A reconciliation of the income tax expense recognized in the Company's consolidated statutory statements of operations from the amount obtained by applying the statutory tax rate of 35% to net gain (loss) from operations before federal income taxes follows:

December 31 ($ in millions)		2007		2006		2005
Net (loss) gain from operations	$	(15.8)	$	14.2	$	130.5
Statutory rate		35%		35%		35%
Tax at statutory rate		5.5		(5.0)		(45.7)
IMR amortization		2.3		4.7		6.2
Realized capital (gains) losses		(7.7)		(1.1)		3.0
Net capital gains deferred in IMR		8.1		1.3		3.3
Pension and other benefits related		--		4.6		(.1)
Change in non-admitted assets		(4.0)		2.7		3.5
Change in Mutual of America's net DTA		(11.2)		(7.8)		31.6
Other		8.3		.3		(1.0)
Federal income tax (expense) benefit	$	1.3	$	(.3)	$	.8
Effective tax rate		8.20%		(2.00)%		.64%

The federal income tax benefit of $1.3 million in 2007 and the federal income tax expense of $(.3) million in 2006 and the federal income tax benefit of $.8 million in 2005 arose solely from the operating results of the Company's non-insurance subsidiaries.

The components of the net DTA recognized in the Company's statement of financial condition are as follows:

December 31 ($ in millions)	2007	2006
Total gross DTAs excluding unrealized (gains) losses	$ 366.1	$ 355.6
Total gross DTLs excluding unrealized (gains) losses	(47.6)	(48.3)
Mutual of America's net DTA	318.5	307.3
Tax effect of unrealized (gains) losses	(3.4)	(8.6)
DTA nonadmitted	(309.0)	(297.9)
Net admitted DTA	6.1	.8
Non-Insurance Subsidiaries	7.6	6.6
Total net DTAs	$ 13.7	$ 7.4

As shown above, Mutual of America's net admitted DTA increased by $5.3 million during 2007. The tax effects of temporary differences that give rise to a significant portion of the DTAs and DTLs arise from the differing statutory and tax-basis treatment of assets and liabilities, insurance and annuity reserves and contracts and capital gains and losses on investment transactions and non-admitted assets. Included in such differences are items resulting from transition rules under the Code as of January 1, 1998, which accompanied the change in taxation of Mutual of America's pension business. The transition rules will continue to moderate Mutual of America's current tax expense over the next several years. As such, no federal income tax provision or benefit was recognized as of December 31, 2007, 2006 and 2005 for Mutual of America.

At December 31, 2007, the Company had consolidated net operating loss carry forwards of approximately $367.4 million, expiring at various dates between 2008 and 2027, and a capital loss carry forward of approximately $7.7 million expiring in 2011 and 2012.

During 2007, the Internal Revenue Service (IRS) completed its audit of Mutual of America's 2000 and 2001 federal income tax returns, and presented the Company with a Revenue Agent's Report asserting certain adjustments to the Company's taxable income and its net operating loss carryforwards that would result in a tax due for 2000 and 2001. These adjustments would disallow the Company's tax deductions for certain intangible assets and for capital losses related to the sale of a holding company and a partnership interest. In 2008, the Company filed a protest to the IRS adjustments and the Company continues to believe that federal taxes, if any, assessed for the years under audit will not have a material effect on its financial position.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. Amounts related to the Company's financial instruments were as follows:

December 31, 2007 (in millions)	Statement Value	Estimated Fair Value
ASSETS		
Bonds and notes	$ 5,514.7	5,477.0
Common stocks	325.4	325.4
Preferred stocks	7.2	7.2
Cash and short-term investments	66.1	66.1
Guaranteed funds transferable	51.8	46.2
Mortgage loans	3.1	3.2
Policy loans	102.1	102.1
LIABILITIES		
Insurance and annuity reserves	$ 5,331.5	$ 5,384.8

December 31, 2006 (in millions)	Statement Value	Estimated Fair Value
ASSETS		
Bonds and notes	$ 5,365.2	$ 5,525.6
Common stocks	401.0	401.0
Preferred stocks	7.2	7.2
Cash and short-term investments	113.2	113.2
Guaranteed funds transferable	57.8	55.5
Mortgage loans	3.4	3.6
Policy loans	98.1	98.1
LIABILITIES		
Insurance and annuity reserves	$ 5,277.9	$ 5,340.6

Fixed Maturities and Equity Securities - Fair value for fixed maturities is determined by reference to market prices quoted by an independent pricing source. If quoted market prices are not available, fair value is determined using quoted prices for similar securities. Market value for equity securities is determined by reference to valuations quoted by the NAIC.

Cash and Short-Term Investments - The carrying value for cash and short-term investments approximates fair values due to the short-term maturities of these instruments.

Guaranteed Funds Transferable - Fair value for guaranteed funds transferable is determined by reference to market valuations provided by the former reinsurer.

Mortgage Loans - Fair value for mortgage loans is determined by discounting the expected future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and remaining maturities.

Policy Loans - The majority of policy loans are issued with variable interest rates, which are periodically adjusted based on changes in rates credited to the underlying policies and therefore are considered to be stated at fair value.

Insurance and Annuity Reserves - Contractual funds not yet used to purchase retirement annuities and other deposit liabilities are stated at their cash surrender value. General Account policies are issued with variable interest rates that are periodically adjusted based on changes in underlying economic conditions.

The fair value of immediate annuity contracts (approximately $1.0 billion at December 31, 2007 and 2006, respectively) was determined by discounting expected future retirement benefits using current mortality tables and interest rates based on the duration of expected future benefits. Weighted average interest rates of 5.38% and 5.60% were used at December 31, 2007 and 2006, respectively.

9. SIGNIFICANT DIFFERENCES BETWEEN STATUTORY ACCOUNTING PRACTICES AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The accompanying financial statements are presented in conformity with statutory accounting practices prescribed or permitted by the New York Department ("statutory accounting") which practices differ from GAAP. The significant variances between such practices and GAAP are described below. The Company has not computed the variance between Surplus and Net Income calculated in accordance with statutory accounting practices prescribed or permitted by the New York Department and GAAP, as there is no reporting requirement to do so and the costs involved exceed the benefits derived from these calculations. Generally, GAAP results in a more favorable presentation of the Company's financial condition.

Asset Valuations and Investment Income Recognition

GAAP requires the Company's bonds and notes to be classified as either held to maturity ("HTM") or available for sale ("AFS"); whereas for statutory accounting no such classification is required. In addition, for GAAP, AFS bonds and notes are carried at their fair market value with the unrealized gains and losses applied directly to equity; whereas for statutory accounting all bonds and notes in good standing are carried at their amortized cost.

Realized capital gains and losses, net of applicable taxes, arising from changes in interest rates are recognized in income currently for GAAP accounting, rather than accumulated in the IMR and amortized into income over the remaining life of the security sold for statutory accounting.

A general formula-based Asset Valuation Reserve is recorded for statutory accounting purposes; whereas such a reserve is not required under GAAP.

Certain assets, principally net deferred income tax assets not expected to be realized within one year, furniture and fixtures and prepaid expenses, for statutory accounting, are excluded from the statement of financial condition by a direct charge to surplus; whereas under GAAP, such assets are carried at cost, net of accumulated depreciation.

Policy Acquisition Costs

Under GAAP, policy acquisition costs that are directly related to and vary with the production of new business are deferred and amortized over the estimated life of the applicable policies, rather than being expensed as incurred, as required under statutory accounting.

Insurance and Annuity Reserves

Under statutory accounting practices, the interest rates and mortality and morbidity assumptions used are those which are prescribed or permitted by the New York Department. Under GAAP, for annuities the interest rate assumptions used are generally those assumed in the pricing of the contract at issue; for disability benefits the interest rates assumed are those anticipated to be earned over the duration of the benefit period. Mortality and morbidity assumptions are based on Company experience.

Premium Recognition

Insurance contracts that do not subject the insurer to significant mortality or morbidity risk are considered, under GAAP, to be primarily investment contracts. GAAP requires all amounts received from policyholders under these investment contracts to be recorded as a policyholder deposit rather than as premium income.

Deferred Income Taxes

GAAP requires that a deferred tax asset or liability be established to provide for temporary differences between the tax and financial reporting bases of assets and liabilities. Statutory accounting adopted similar accounting principles, except that deferred income tax assets are recognized for statutory accounting only to the extent that they can be utilized within one year; whereas for GAAP all such assets are recognized regardless of when they will be utilized. All changes in deferred income tax assets or liabilities are recorded directly as a charge or benefit to surplus for statutory accounting purposes.

Cash and Short-Term Investments

The statement of cash flows are presented in accordance with statutory accounting. This reporting format differs from GAAP, which requires a reconciliation of net income to net cash from operating activities. The statutory Statements of Cash flows include changes in cash and short-term investments and also certain non-cash related changes.

END